Exhibit a(12)
Contact:
U.S. RENAL CARE
Thomas L. Weinberg (214) 736-2730
Senior Vice President & General Counsel
FOR IMMEDIATE RELEASE
U.S. Renal Care, Inc. Successfully Completes Tender Offer
for Dialysis Corporation of America
PLANO, TX — June 2, 2010 — U.S. Renal Care, Inc. (“USRC”), a privately-held leading provider of outpatient dialysis services, today announced the successful completion of its $11.25 per share cash tender offer, through its wholly owned subsidiary Urchin Merger Sub, Inc. (“Merger Sub”), for all outstanding shares of common stock of Dialysis Corporation of America (NASDAQ: DCAI) (“DCA”). The tender offer expired at 5:00 p.m., New York City time, on June 1, 2010.
Based on preliminary information from the depositary for the tender offer, 8,783,968 shares, representing approximately 90 percent of the outstanding shares of common stock of DCA as of 5:00 p.m., New York City time, on June 1, 2010, were validly tendered and not withdrawn prior to the expiration of the tender offer. All of such shares have been accepted for payment in accordance with the terms of the tender offer, including 214,430 shares that were tendered pursuant to the tender offer’s guaranteed delivery procedure.
As previously announced on April 14, 2010, USRC, Merger Sub and DCA entered into a merger agreement providing for the purchase by Merger Sub, pursuant to the tender offer, of all of the outstanding shares of DCA common stock for $11.25 per share, net to the seller in cash, without interest thereon and less any required withholding tax. Under the merger agreement, USRC will acquire any remaining shares of DCA that were not tendered pursuant to the tender offer (other than shares held by USRC or DCA) through a second-step merger for the same $11.25 per share cash consideration paid in the tender offer. USRC expects to cause the merger to be completed on or about June 3, 2010.
About U.S. Renal Care, Inc.
Founded in 2000 by an experienced team of healthcare executives, U.S. Renal Care, Inc. works in partnership with nephrologists to develop, acquire, and operate outpatient treatment centers for persons suffering from chronic kidney failure, also known as End Stage Renal Disease. The company provides patients with their choice of a full range of quality in-center, acute or at-home hemodialysis and peritoneal dialysis services. U.S. Renal Care operates 47 dialysis clinics in Texas and Arkansas. For more information on U.S. Renal Care, Inc. please visit www.usrenalcare.com.